--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                         INFORMATION STATEMENT REQUIRED
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                           ---------------------------

                               TCI SOLUTIONS, INC.
        (Exact name of registrant as specified in its corporate charter)

          0-49783                                         33-0537151
  (Commission File Number)                     (IRS Employer Identification No.)

                         17752 Skypark Circle, Suite 160
                                Irvine, CA 92614
                                 (949) 476-1122
                  (Address and Telephone Number of Registrant)

                           ---------------------------

                               Stephen P. DeSantis
                             Chief Financial Officer
                         17752 Skypark Circle, Suite 160
                            Irvine, California 92614
                                 (949) 476-1122
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                            Michael G. McKinnon, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th floor
                          Costa Mesa, California 92626
                                 (714) 668-6200

                           ---------------------------

                         Common Stock, $0.001 Par Value
 (Title and Class of Securities registered pursuant to Section 12(g) of the Act)

                                  April 5, 2005

             WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                               NOT TO SEND A PROXY

--------------------------------------------------------------------------------

                               TCI SOLUTIONS, INC.
                         17752 Skypark Circle, Suite 160
                                Irvine, CA 92614

                                 Schedule 14f-1

                                   Pursuant to
                              Section 14(f) of the
                         Securities Exchange Act of 1934
                                       and
                              Rule 14f-1 thereunder

This Information Statement is being furnished on or about April 5, 2005 to the holders of record at the close of business on April 1, 2005 of shares of Series A Preferred Stock, Series B Preferred Stock and common stock (the "Common Stock") of TCI Solutions, Inc., a Delaware corporation (the "Company"), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The principal executive offices of the Company are located at 17752 Skypark Circle, Suite 160, Irvine, California 92614 and the telephone number is (949) 476-1122.

You are receiving this Information Statement in connection with the proposed appointment of persons to be designated by the Company's parent corporation, Retalix, Ltd., an Israeli corporation ("Retalix"), to a majority of the seats on the Board of Directors (the "Board") of the Company and the concurrent resignation of certain members of the Company's Board of Directors. THIS
SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE COMPANY'S STOCKHOLDERS.

On April 1, 2005, Retalix, through Retalix Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Retalix ("Holdings"), purchased substantially all of the Company's outstanding Series A Preferred Stock and Series B Preferred Stock (the "Acquisition") from certain shareholders (the "Selling Stockholders") for an aggregate purchase price of $30,035,148, consisting of 715,729 shares of Retalix common stock valued at $17,177,500 and $12,857,648 in cash which shall be paid to the Selling Stockholders pro rata. The Acquisition resulted in Holdings owning in excess of 73% of the outstanding voting shares of the Company.

Concurrently with the closing of the Acquisition, the Company's Board of Directors approved and the Company executed an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Retalix, Holdings, Survivor RTLX LLC, a Delaware limited liability company of which Holdings is the sole member ("LLC Merger Sub"), and RTLX LLC, a Delaware limited liability company of which Holdings is the sole member ("Acquisition Sub"), under which Acquisition Sub shall merge with and into the Company (with the Company surviving), followed immediately by the merger of the Company with and into LLC Merger Sub (with LLC Merger Sub surviving) (collectively, the "Merger").

The Merger Agreement provides for the payment of consideration equal to $0.132 per share of Common Stock, $0.8409 per share of Series A Preferred Stock (on an as-converted basis, including the PIK dividend as described in the Company's Certificate of Incorporation) and $0.7573 per share of Series B Preferred Stock in cash at the closing of the Merger, other than with respect to shares as to which appraisal rights are exercised under Delaware law.

The Board also adopted a resolution where five of the six directors would resign from the Board effective on the 10th day following the filing with the Securities and Exchange Commission and the mailing to stockholders of this Information Statement (the "Resignation Date"). The resigning directors will be Lance C. Jacobs, Todd G. Gardner, Mark T. Koulogeorge, Daniel Raynor and James E. Houlihan III. David R. Butler will remain as a director following the Merger. The Board also resolved to appoint three new directors nominated by Retalix, effective as of the Resignation Date. These new directors will be Barry Shaked, Danny Moshaioff and Eli Spirer. Thus, at the Resignation Date, the Board will consist of four directors, three of whom are to be appointed by Retalix and the fourth of whom will be Mr. Butler. Following the Resignation Date, Retalix may remove directors or nominate additional directors to the Board in its discretion.

There is no stockholder vote required in connection with the resignation or the appointment of the directors identified above and you are not required to take any action.

Item 6.  Voting Securities and Principal Holders Thereof

Item 6(a).  Shares Outstanding

On April 1, 2005, there were 12,825,459 shares of Common Stock issued and outstanding, 5,816,037 shares of Series A Preferred Stock issued and outstanding and 26,653,094 shares of Series B Preferred Stock issued and outstanding. For matters requiring stockholder action, by each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him or her, and each holder of Series A Preferred Stock and Series B Preferred Stock is entitled to cast, in person or by proxy, such number of votes in respect of such shares of Series A and Series B Preferred Stock held by him or her as shall equal the largest whole number of shares of Common Stock into which such shares of preferred stock are then convertible pursuant to the Company's Certificate of Incorporation.

Item 6(d).  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning beneficial ownership of Common Stock as of April 1, 2005, by any person who is known by the Company to be the beneficial owner of more than five (5%) percent of Common Stock, by each director of the Company, each executive officer named in the Summary Compensation Table below, by all current directors and officers as a group and by those persons nominated or who will be nominated to fill vacancies on the Board of Directors of the Company as of the Resignation Date.

We know of no persons other than those identified below who beneficially own more than 5% of the outstanding shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock as of April 1, 2005. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

------------------------------------------------------------------------------------------------------------------
                                                 Amount and Nature of Beneficial Ownership (1)
------------------------------------------------------------------------------------------------------------------

                                                             Series A                    Series B
Name and Address of             Common         Percentage    Preferred    Percentage    Preferred    Percentage
Beneficial Owner (2)             Stock          of Class       Stock       of Class       Stock       of Class
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
David R. Butler                      -           -             -                  -        -              -
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Lance C. Jacobs                   204,000        -             -                  -        -              -
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Stephen P. DeSantis                 500          -             -                  -        -              -
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                 Amount and Nature of Beneficial Ownership (1)
------------------------------------------------------------------------------------------------------------------

                                                             Series A                    Series B
Name and Address of             Common         Percentage    Preferred    Percentage    Preferred    Percentage
Beneficial Owner (2)             Stock          of Class       Stock       of Class       Stock       of Class
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Daniel Raynor                        -           -              -             -              -            -
60 Madison Avenue
Suite 701
New York, NY 10010
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Todd G. Gardner                      -           -             -             -             -              -
1100 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio  45202
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Mark T. Koulogeorge                  -           -             -             -             -              -
The Sears Tower, Suite 9500
233 South Wacker Drive
Chicago, Illinois  60606
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
James (Jay) E. Houlihan III          -           -             -             -             -              -
600 Anton Blvd, Suite 1270
Costa Mesa, CA  92626
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Retalix Ltd. (3)               38,570,998 (4)   73.4%       6,151,914(5)    99.8%       25,528,940      95.8%
10 Zarhin Street
Raanana, 43000, Israel
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Barry Shaked                         -                          -                            -
10 Zarhin Street
Raanana, 43000, Israel
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Danny Moshaioff                      -                          -                            -
10 Zarhin Street
Raanana, 43000, Israel
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Eli Spirer                           -                          -                            -
10 Zarhin Street
Raanana, 43000, Israel
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
David N. Berg                        -                          -                            -
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
All directors and executive
officers as a group (8 people)    204,500         -             -             -              -           -
------------------------------------------------------------------------------------------------------------------


(1) Each beneficial owner's percentage ownership is determined by assuming that options and other convertible securities that are held by such person and that are exercisable and convertible within 60 days have been exercised or converted.

(2) Unless otherwise indicated, the address for each of the indicated owners is 17752 Skypark Circle, Suite 160, Irvine, CA 92614.

(3) All shares owned by wholly-owned subsidiaries of Retalix may be deemed to be beneficially owned by Retalix.

(4) Represents 13,042,058 shares of Common Stock which may be acquired upon conversion of shares of Series A Preferred Stock (including 742,060 shares of Common Stock issuable upon conversion of 350,028 shares of Series A Preferred Stock issuable under the PIK dividend as described in the Company's Certificate of Incorporation) and 25,528,940 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock.

(5) Includes 350,028 shares of Series A Preferred Stock issuable under the Series A Preferred Stock PIK dividend as described in the Company's Certificate of Incorporation.

Item 6(e).  Changes in Control

On April 1, 2005, Retalix, through Holdings, acquired control of the Company by purchasing substantially all of the Company's outstanding Series A Preferred Stock and Series B Preferred Stock for an aggregate purchase price of $30,035,148. The Acquisition resulted in Retalix controlling in excess of 73% of the outstanding voting shares of the Company. The consideration for the Acquisition consisted of $12,857,648 in cash and 715,729 shares of Retalix common stock valued at $17,177,500. The source of the Retalix common stock consideration was the authorized but unissued shares of Retalix and the source of the cash consideration was the cash reserves and working capital of Retalix. As of April 1, 2005 Retalix beneficially owns, directly or indirectly, 99.8% of the Series A Preferred Stock, 95.8% of the Series B Preferred Stock and 73.4% of the Common Stock on an as-converted to Common Stock basis. Retalix assumed control of the Company by purchasing Series A Preferred Stock and Series B Preferred Stock from the following Selling Stockholders or their affiliates:
InnoCal II, L.P.; Blue Chip Fund IV; Environmental & Information Technology Private Equity Fund III; Infrastructure & Environmental Private Equity Fund, III, L.P.; Productivity Fund IV, L.P.; Productivity Fund IV Advisors Fund, L.P.; Argentum Capital Partners II, L.P.; Argentum Capital Partners, L.P.; TCI ACP II Limited Partners L.P.; Mark T. Koulogeorge; and Daniel Raynor.

Item 7.  Directors and Executive Officers

Legal Proceedings

To the best of the Company's knowledge, there is no material proceeding to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


Directors and Executive Officers

The following table sets forth information regarding our current directors and executive officers: We anticipate the Resignation Date will be April 15, 2005, ten days after the transmission of this Information Statement to the Company's stockholders. On the Resignation Date Messrs. Jacobs, Houlihan, Gardner, Koulogeorge and Raynor will resign from the Board.

Name                            Age   Position
----                            ---   --------

David R. Butler                 49    Director, President and Chief Executive
                                      Officer

Lance C. Jacobs                 48    Chairman of the Board and Chief Industry
                                      Officer

James E. Houlihan III (1)(2)    48    Director

Todd G. Gardner (1)(2)          39    Director

Mark T. Koulogeorge (2)         43    Director

Daniel Raynor (1)               45    Director

Stephen P. DeSantis             43    Executive Vice President,  Chief Financial
                                      Officer and Corporate Secretary

(1)    Member of Audit Committee

(2)    Member of Compensation Committee


Appointees to the Board

We expect that the following persons will be appointed to the Board on the Resignation Date.

Name                            Age   Position
----                            ---   --------

Barry Shaked                    48    Director

Danny Moshaioff                 58    Director

Eli Spirer                      49    Director

Set forth below is a brief description of the background and business experience for the past five years of our directors and executive officers and the expected appointees to the Board.

Lance C. Jacobs joined our Board in December 1995 and has served as our Chairman since 1996. Mr. Jacobs was CEO from 1997 until July 2004. He currently oversees our corporate strategic direction and is involved in key operational activities. Mr. Jacobs has over 21 years experience in retail and retail technology. Prior to joining us, Mr. Jacobs was President of a software and consulting firm serving the retail industry. Mr. Jacobs started his career with The Kroger Co., where he was involved in a variety of disciplines within the Corporate Finance and Corporate Operations departments. Mr. Jacobs earned a BA in Business Administration from the University of South Florida, and earned a Masters of Business Administration in Finance from the University of Cincinnati.

David R. Butler joined the Board of Directors in 2003 and was appointed President and CEO in July of 2004. Mr. Butler has served as vice president of sales for Best Software since 1996, with responsibility for all corporate sales and marketing programs. In 1998, he was named Chief Operating Officer, and in 1999 assumed the additional position of President. Mr. Butler brings 25 years of experience in providing business solutions to small and mid-sized firms. He was previously director of sales for Lawson Software, and also held leadership positions with Bachman Information Services, MAI Basic Four, and Burroughs Corp. Mr. Butler received a BS in Finance from California State University, Fullerton.

Stephen P. DeSantis has over 20 years of financial management experience in both the private and public sectors. In his role as our Executive Vice President, Chief Financial Officer and Corporate Secretary, he is responsible for corporate governance issues, SEC compliance, business planning, corporate strategic communications, and securing financing for the Company. Mr. DeSantis also manages the investor relations, finance, accounting, IT and human resource departments. He began his career in 1985 with Coopers & Lybrand, LLP, in Los Angeles. From 1989 to 1993 he held the position of Corporate Controller at Cassette Productions Unlimited, Inc. From 1993 to 1995 he held the position of Controller for TCI. Mr. DeSantis earned a Bachelor of Arts degree from the University of Southern California and is a certified public accountant. Additionally, Mr. DeSantis earned a Masters of Business Administration in Finance and Operations Management from the University of Southern California.

James E. Houlihan III joined the Board of Directors in 2001. Mr. Houlihan has served as General Partner and Managing Director with InnoCal Venture Capital since 1994. Mr. Houlihan is an experienced investor and venture capital manager working with early stage technology companies in the areas of information technology, Internet applications, and health care information systems. Mr. Houlihan is currently a Director of LifeMasters Supported SelfCare, Maret Corporation and Accruent. Prior to joining InnoCal, Mr. Houlihan spent nine years with Boston Capital Ventures (BCV), an early stage venture capital partnership based in Boston. At BCV, he served on the Board of Directors of six portfolio companies in the areas of software, health care and information technology. Mr. Houlihan received a BA in Political Science from Middlebury College and an MBA from the Boston University School of Management.

Todd G. Gardner joined the Board of Directors in 2002. Mr. Gardner has served as Director with Blue Chip Venture Company, where he leads the firm's retail systems investment practice, since 1996. Prior to joining Blue Chip, Mr. Gardner spent four years at Deloitte & Touche LLP Consulting in Chicago, where he focused on deploying information technology systems and developing performance measurement systems. Prior to Deloitte, Mr. Gardner spent four years with PNC Bank as a commercial lender. Mr. Gardner is an experienced investor and venture capital manager working with early stage technology companies. Mr. Gardner is currently a director of Atomic Dog, Feature Foods, Jay Industrial Technologies Group, Knowlagent, SimonDelivers and Spotlight Solutions. Mr. Gardner received a BA, Cum Laude, from DePauw University in 1987 and a MBA, Cum Laude, from Indiana University in 1993.

Mark T. Koulogeorge has been a member of our Board of Directors since 1999. He is a founder and Managing General Partner of MK Capital, a $150 million venture capital firm which focuses on applied technology products and outsourced business services. He has held this position since 2001. Mr. Koulogeorge is also a General Partner of The Productivity Fund III and The Productivity Fund IV, which total over $175 million in committed capital. He is a General Partner of two other funds that are fully invested and represent over $170 million in committed capital. For eight years, he has served as a managing director of First Analysis Corporation, responsible for coordinating venture capital opportunities. Mark's areas of expertise include enterprise software, outsourcing and marketing services. As an executive officer of Eagle Industries, a $1.5 billion Sam Zell company, he led the company through several merger and acquisition transactions valued in excess of $1 billion. Mr. Koulogeorge is also a director of GreatFood, Inc., Aprimo, First Choice Solutions, Go2 Call, Knowlagent, Kontiki and Multicast. Mark was also previously with Booz Allen & Hamilton. Mr. Koulogeorge holds an M.B.A. degree from Stanford University and a B.A. degree in Economics from Dartmouth College.

Daniel Raynor has been a Director since 2001. Mr. Raynor is a managing partner of The Argentum Group, a private equity firm, a position he has held since 1987. Mr. Raynor serves on the boards of Directors of NuCo2, Inc., and COMFORCE Corporation, both of which are reporting companies under the Exchange Act. Mr. Raynor also serves on the boards of several privately-held technology and business service companies, including two application software companies. Mr. Raynor earned a Bachelors of Science in economics from The Wharton School, University of Pennsylvania.

Barry Shaked is a founder of Retalix and has served as its President, Chief Executive Officer and Chairman of the Board since its inception in April 1982. From August 1975 to February 1979, Mr. Shaked served as an officer in the Israeli Defense Forces. He attended the Computer Science School of Bar-Ilan University from 1980 to 1983.

Danny Moshaioff has served as an Executive Vice President and Chief Financial Officer of Retalix since December 1999. From July 1997 to December 1999, Mr. Moshaioff served as Chief Financial Officer of Blue Square ISR and from September 1995 to June 1997, he served as General Manager of Mashbir Mazon. Mr. Moshaioff has served as a director of Neviot Ltd. since January 2004. Mr. Moshaioff received a B.A. in Economics and Statistics from the Hebrew University in 1970 and an M.B.A. from New York University in 1972.

Eli Spirer is Vice President for Customer Services of Retalix. He joined Retalix as a programmer when the company was founded in 1982 and was made Manager of Development for the Israeli market in 1987. In 1992 he was promoted to Vice President for International Development. After transferring to the United States in 1996 he served for four years as Vice President for Strategic Development, during which he managed supermarket business and strategic alliances. In May 2000 he was made Vice President for Customer Services. Mr. Spirer graduated from Technion, Israel Institute of Technology in 1981 with a degree in Hotel Management, after service in the Israeli Defense Forces from 1974 to 1977.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities and to report any changes timely. Officers, directors and greater-than-ten-percent stockholders are required by SEC regulations to furnish us with copies of all
Section 16(a) forms they file.

To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required during our fiscal year ending 2004 or prior fiscal years, our remaining officers, directors and greater-than-ten-percent beneficial owners complied with all Section 16(a) filing requirements.

                 Certain Relationships and Related Transactions

Transactions with Management and Others

Mr. Houlihan is the managing director of InnoCal Management, L.P., the general partner of InnoCal II, L.P., a Selling Stockholder in the Acquisition. Because of these relationships Mr. Houlihan may be deemed to have an indirect material interest in the Acquisition.

Mr. Raynor was a Selling Shareholder in the Acquisition and is the managing member of Argentum Investments, L.L.C., which is the general partner of TCI ACP II Limited Partners, L.P. and the managing member of Argentum Partners II, L.L.C. The latter is the general partner of Argentum Capital Partners II, L.P., which along with TCI ACP II Limited Partners L.P. and Argentum Partners II, L.L.C. was a Selling Stockholder in the Acquisition. Because of these relationships Mr. Raynor may be deemed to have direct and indirect material interests in the Acquisition.

Mr. Gardner is a director of Blue Chip Venture Company, Ltd., the general partner of Blue Chip Capital Fund IV, L.P., a Selling Stockholder in the Acquisition. Because of these relationships Mr. Gardner may be deemed to have an indirect material interest in the Acquisition.

Mr. Koulogeorge was a Selling Stockholder in the Acquisition and is a general partner of The Productivity Fund IV, L.P., also a Selling Shareholder in the Acquisition. Because of these relationships, Mr. Koulogeorge may be deemed to have direct and indirect material interests in the Acquisition.

Mr. Shaked, whom we expect to be appointed as a director of the Company on the Resignation Date, is the President, Chief Executive Officer and Chairman of the Board and a 6.4% stockholder of Retalix. Because of these relationships, Mr. Shaked may be deemed to have an indirect material interest in the Acquisition and the Merger.

Other Related Parties

David N. Berg, our former Chief Technology Officer, was paid $75,010 in fiscal 2004 for consulting services and related expenses in addition to severance payments made pursuant to his employment agreement with the Company, a copy of which is filed as Exhibit 10.8 to our annual report on Form 10-KSB filed with the SEC on March 30, 2004.

Committees of the Board of Directors

Our Board has an Audit Committee and a Compensation Committee. The Board does not have a nominating committee.

Nominations

The Board does not have a nominating committee or a nominating committee charter. In the past, incumbent directors have been customarily nominated for re-election to the Board. Currently, the members of the Board, rather than a nominating committee, determine those persons to be nominated. The Board believes that it is not appropriate to institute a nominating committee because following the pending Merger, Retalix or its affiliates will be the sole stockholders of the Company. The Company does not have a policy with regard to consideration of any director candidates recommended by security holders. The Board believes that not having a policy with regard to consideration of any director candidates recommended by stockholders is appropriate at this time because following the pending Merger Retalix or its affiliates will be the sole stockholders of the Company.

Compensation Committee

The primary function of the Compensation Committee is to review and administer our compensation programs and to make recommendations to our Board of Directors. The members of the Compensation Committee during fiscal 2004 were Messrs. Houlihan, Koulogeorge and Gardner, each of whom will resign from the Compensation Committee and the Board on the Resignation Date. The Compensation Committee formally met once during 2004.

Audit Committee

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing (1) the financial information provided to shareholders and others, (2) systems of internal controls established by management and the Board of Directors and (3) the audit process. The members of the Audit Committee are Messrs. Houlihan, Gardner and Koulogeorge, each of whom will resign from the Audit Committee and the Board on the Resignation Date. The Audit Committee met twice during fiscal 2004.

The Board met four times during the Company's fiscal year 2004, and all directors attended at least 75 percent of the aggregate of the total number of Board meetings and the total number of meetings of committees on which they served. The Company does not have a policy with respect to Board members' attendance at the Company's annual meeting of stockholders. Two Board members attended the Company's 2004 annual meeting.

The Board does not provide a formal process for security holders to send communications to the Board at this time. The Board believes that it is appropriate for the Company not to have such a process because following the pending Merger, Retalix or its affiliates will be the sole stockholder of the Company.

Item 8.  Compensation of Directors and Executive Officers

The following table sets forth information concerning the annual and long-term compensation earned by or paid to executive officers for services rendered in all capacities during the fiscal years ended December 31, 2004, 2003 and 2002, for those persons who served as (i) chief executive officer and each of our remaining executive officers. We refer to these individuals as our "named executive officers."

-----------------------------------------------------------------------------------------------
                                 SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------
                                           Salary       Bonus     Securities
                                         ----------- ------------ Underlying      All Other
Name and Principal Position      Year      ($)(1)        ($)      Options (#)  Compensation(2)
---------------------------      ----      ------        ---      -----------  ---------------

------------------------------- -------- ----------- ------------ ------------ ----------------
Lance C. Jacobs (3)              2004       243,900            -            -           18,765
Chairman of the Board and
Chief Industry Officer
                                -------- ----------- ------------ ------------ ----------------
                                 2003       245,311            -            -           24,514
                                -------- ----------- ------------ ------------ ----------------
                                 2002       240,452      100,292            -            4,156
------------------------------- -------- ----------- ------------ ------------ ----------------
David R. Butler, President       2004       150,000            -            -            2,561
and Chief Executive Officer
(4)
                                -------- ----------- ------------ ------------ ----------------
                                 2003             -            -            -                -
                                -------- ----------- ------------ ------------ ----------------
                                 2002             -            -            -                -
------------------------------- -------- ----------- ------------ ------------ ----------------
Stephen P. DeSantis,             2004       195,000            -            -           18,331
Executive Vice President,
Chief Financial Officer and
Corporate Secretary
                                -------- ----------- ------------ ------------ ----------------
                                 2003       176,272            -            -           24,587
                                -------- ----------- ------------ ------------ ----------------
                                 2002       172,114       53,970            -            3,595
------------------------------- -------- ----------- ------------ ------------ ----------------
David N. Berg, Chief             2004       180,772            -            -           10,465
Technical Officer and Senior
Vice President (5)
                                -------- ----------- ------------ ------------ ----------------
                                 2003       173,651            -            -           32,967
                                -------- ----------- ------------ ------------ ----------------
                                 2002       168,300       53,199            -            3,875
------------------------------- -------- ----------- ------------ ------------ ----------------

   (1) Salaries for the named executives remained constant since 2002 with the exception of Stephen P. DeSantis, who received an increase in 2004. Mr. DeSantis's annual base salary is $195,000.

   (2) Consists of our contributions to each named executive officer's employee benefits, 401(k) plan and term-life insurance plan.

   (3)  Mr. Jacobs served as Chief Executive Officer until July 1, 2004.

   (4) Mr. Butler was appointed President and Chief Executive Officer effective July 1, 2004. Mr. Butler's annual base salary is $300,000 pursuant to his employment agreement dated May 27, 2004, which is attached as
        Exhibit 10.13 to our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 filed with the SEC on August 13, 2004.

   (5) Mr. Berg terminated his duties as an officer and employee effective July 21, 2004. Amounts paid in 2004 include severance payments made pursuant to Mr. Berg's employment agreement.

Option/SAR Grants

During 2004, we granted the following options to the named executive officer pursuant to the 2001 Employee Stock Option Plan and 2001 Non-Employee Stock Option Plan.

   -----------------------------------------------------------------------------------------
                              OPTION GRANTS IN LAST FISCAL YEAR
   -----------------------------------------------------------------------------------------
                                      Individual Grants
   ------------------ ------------------ ----------------- ------------------ --------------
                         Number of         Percent of
                         securities       total options
                         underlying        granted to
                       options granted     employee in     Exercise of base    Expiration
         Name               (#)            fiscal year       price ($/Sh)         date
         (a)                (b)                (c)               (d)               (e)
   ------------------ ------------------ ----------------- ------------------ --------------
    David R. Butler       5,385,359            100%              $0.05          10/19/14
   ------------------ ------------------ ----------------- ------------------ --------------


Options Exercised

Our named executives did not exercise any stock options during the fiscal year ended December 31, 2004. The following table sets forth the number of and value of the named executive officers' unexercised options at year-end based upon an estimated fair market value of $0.05 per share. We determined the estimated fair market value in good faith as of December 31, 2004. The value of unexercised in-the-money options at December 31, 2004 represents an amount equal to the difference between the estimated fair market value of the common stock and the option exercise price, multiplied by the number of unexercised in-the-money options. On the date of the Acquisition, all outstanding options were terminated.

-------------------------------------------------------------------------------------------
                        OPTIONS EXERCISED IN LAST FISCAL YEAR

-------------------------------------------------------------------------------------------
                       Number of Securities Underlying         Value of Unexercised
                            Unexercised Options at            in-the-money Options at
                              December 31, 2004                  December 31, 2004
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Name                     Exercisable    Unexercisable      Exercisable     Unexercisable
-------------------------------------------------------------------------------------------
David R. Butler             20,833        5,364,526             -                -
-------------------------------------------------------------------------------------------

Lance C. Jacobs           2,350,451        246,793              -                -
-------------------------------------------------------------------------------------------
Stephen P. DeSantis       1,134,919        101,115              -                -
-------------------------------------------------------------------------------------------
David N. Berg                 -               -                 -                -
-------------------------------------------------------------------------------------------

Compensation of Directors

Non-employee directors earn an option to purchase 1,000 shares of our common stock for each board meeting attended. Directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with business relating to us. Pursuant to our 1993 Non-Employee Directors' Stock Option Plan and 2001 Non-Employee Directors' Stock Option Plan, (collectively the "Directors' Plans") each non-employee director receives upon the date of initial election to the Board of Directors an option to purchase 10,000 shares of our common stock. On the date immediately following our annual stockholders meeting of each year, each non-employee director who has been a non-employee director for at least three months prior to such date, receives an additional option to purchase 5,000 shares of our common stock. All options granted under the Directors' Plans are 100% vested on the date of grant. Exercise prices for each option granted are equal to the fair market value of our common stock on the date of granted. In connection with the Acquisition, all outstanding options were cancelled, as described on page 13 of this Information Statement under the caption "Compensatory Arrangements in Connection with the Acquisition".

On November 11, 2003, we retained David Butler as a non-employee member of our Board of Directors. At the approval of our board, the following compensation terms were granted: In the capacity of director, he received an annual retainer of $5,000, an additional $1,250 per Board meeting, paid in cash and a one time stock option grant of 125,000 to be issued in 2004. In July, 2004, Mr Butler was appointed as our CEO at which point Mr. Butler became an employee director for which there is no additional compensation. Through the date of Mr. Butler's appointment as our CEO, Mr. Butler retained 20,833 options, the vested portion of his one-time stock option grant.

Employment Agreements

We have entered into Employment Agreements with Mr. Jacobs, Chairman of the Board and Chief Industry Officer, Mr. Butler, President and Chief Executive Officer and Mr. DeSantis, Executive Vice President, Chief Financial Officer and Secretary. The agreements for Mr. Jacobs and Mr. DeSantis took effect on January 1, 2003 and continue indefinitely until terminated. The agreement for Mr. Butler took effect on July 1, 2004 and continues indefinitely until terminated. The agreements provide for:

               o Annual base salaries in the amounts of $300,000 for Mr. Butler, $243,900 for Mr. Jacobs and $175,000 for
                      Mr. DeSantis.

               o Participation in our bonus plan, established each year by our Compensation Committee for management employees.

               o Mr. Jacobs and Mr. DeSantis receive $500,000 in term life insurance.

               o Fully paid health insurance for the employee and the employee's immediate family.

The agreements also provide for severance benefits upon employee's termination without cause, or in the event the employee voluntary resigns following a material negative change in job position, including the following:

               o Continued payment of employee's base salary for a period of twelve (12) months.

               o Payment of amounts that would otherwise become due under the bonus plan for management employees, prorated to the effective date of termination.

               o Continued coverage under the Company's health insurance plans for a period of twelve (12) months.

               o Continued coverage under the life insurance plan for a period of twelve (12) months.

               o The ability of the employee to exercise their vested stock options for a period of 270 days following the effective date of termination.

The agreements also contain customary provisions relating to confidentiality, noncompetition, proprietary rights and dispute resolution.

Severance Agreement for David N. Berg

Our former Chief Technology Officer David N. Berg terminated his duties as an officer and employee of the Company effective July 21, 2004. In connection with his termination, we agreed to provide Mr. Berg with severance benefits, including continued payment of his base salary through July 21, 2005, payment of premiums of a life insurance policy and other benefits as defined by his employment agreement filed with the SEC as Exhibit 10.8 to our annual report on Form 10-KSB on March 30, 2004. In addition, Mr. Berg has agreed not to engage or become financially interested in, be employed by, or have any connection with, any competitor of the Company. The agreement also contains customary provisions relating to confidentiality, proprietary rights and dispute resolution.

Compensatory Arrangements in Connection with the Acquisition

Stock Options. The Acquisition affected the Company's outstanding stock options as follows:

               o All vested stock options were cancelled in return for a cash payment equal to the number of vested option shares multiplied by the difference between $0.132 per share (the price to be paid per share of Common Stock) and the "deemed exercise price" of $0.0075 per share. Pursuant to this cancellation and payment, Mr. Jacobs received $293,499 and Mr. DeSantis received $129,090.

               o All unvested stock options, except unvested stock options held by certain directors, were cancelled without payment of any consideration as a result of the Acquisition.

               o All unvested stock options held by Mr. Butler, Mr. Raynor, Mr. Gardner, Mr. Koulogeorge and Mr. Houlihan were deemed to be vested and were cancelled together with all other previously vested stock options in return for a cash payment equal to the number of vested option shares multiplied by the difference between $0.132 per share and the "deemed exercise price" of $0.0075 per share. Pursuant to this cancellation and payment, Mr. Butler received $672,466, Mr. Raynor received $ 3,871, Mr. Gardner received $3,122, Mr. Koulogeorge received $6,119 and Mr. Houlihan received $3,122.

On October 27, 2004 the Company commenced a tender offer (the "Tender Offer") pursuant to which the Company offered to exchange all outstanding options granted to our employees and directors under our 1993 Equity Incentive Plan, 1993 Non-Employee Directors' Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock Option Plan for new options we planned to grant under the 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock Option Plan. New options issued by the Company pursuant to the Tender Offer would have vested according to the same schedule as the old options which were tendered by holders. The Company planned to issue the new options on or about May 30, 2005.

Pursuant to the Acquisition, options which had been tendered in Tender Offer and would have been vested as of April 1, 2005 were paid a cash bonus equal to the number of option shares multiplied by the difference between $0.132 per share and $0.0075 per share. Options which had been tendered in the Tender Offer but would have been unvested as of April 1, 2005 were treated as unvested and no consideration was paid.

Severance Arrangements for Named Executive Officers

In connection with the Acquisition, the following named executive officers entered into additional severance arrangements with the Company as follows:

Stephen P. DeSantis. Mr. DeSantis shall be entitled to a severance payment in the amount of twelve months' salary and twelve months continued benefits, plus a pro-rated bonus beginning June 30, 2005, provided that Mr. DeSantis remains employed by the Company through June 30, 2005 or is terminated without cause (as defined in his employment agreement with the Company) prior to June 30, 2005 (in which case he will receive such amounts upon his termination). If Mr. DeSantis is terminated for cause, as defined in his employment agreement, or if he resigns prior to June 30, 2005, he will not be entitled to the aforementioned severance and benefits. Mr. DeSantis shall be entitled to a bonus of $39,000 if he remains employed through June 30, 2005 or is terminated by the Company without cause prior to June 30, 2005. Mr. DeSantis shall also be entitled to a bonus of $19,500 for each quarter he remains employed with the Company after June 30, 2005, which bonus shall be pro-rated for partial periods, if any. Payments under the above-described severance arrangement are intended to be in lieu of, and not in addition to, payments and benefits Mr. DeSantis would otherwise be entitled to under his employment agreement.

David R. Butler. Mr. Butler shall be entitled to a severance payment equal to twelve months' salaray, as well as twelve months continued benefits, beginning April 1, 2006, provided that Mr. Butler remains employed by the Company through April 1, 2006 or is terminated without cause (as defined in his employment agreement with the Company) prior to April 1, 2006 (in which case he will receive such severance amounts upon his termination). If Mr. Butler resigns prior to April 1, 2006 or is terminated for cause, then Mr. Butler will not be entitled to the severance and benefits described above. Mr. Butler shall be entitled to a bonus of $75,000 (if he remains employed through June 30, 2005 or is terminated without cause by the Company prior to June 30, 3005). Mr. Butler shall also be entitled to a bonus of $37,500 for each quarter he remains employed with the Company after June 30, 2005, which bonus shall be pro-rated for partial periods. Payments under the above-described severance arrangement are intended to be in lieu of, and not in addition to, payments and benefits Mr. Butler would otherwise be entitled to under his employment agreement.

Severance costs to be paid pursuant to the Company's severance agreements will not reduce the consideration payable to holders of Common Stock in the Merger.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this information statement to be signed on its behalf by the undersigned hereinto duly authorized.



Dated:  April 5, 2005                    TCI Solutions, Inc.



                                         By: /s/       Stephen P. DeSantis
                                             -----------------------------------
                                         Name: Stephen P. DeSantis
                                               ---------------------------------
                                         Title: Executive Vice President, Chief
                                                Financial  Officer and Secretary
                                                --------------------------------